Exhibit 99.1

DESIGNATED NEWS RELEASE

GOLDMINING INC. TARGETS EXPANSION AT
THE SÃO JORGE GOLD PROJECT, BRAZIL

Vancouver, British Columbia – November 29, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to provide an update on exploration activities ongoing at the Company’s 100% owned São Jorge gold project (“São Jorge” or the “Project”), located in Pará State, Brazil.

Highlights:

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São Jorge is located at the center of the Tapajos Gold District (the “Tapajos”), which hosts multiple gold projects including producing mines, development projects and exploration properties over approximately 200 km along the Tocantinzinho - São Jorge Trend (see Figure 1).

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The Project is located on the Cuiabá-Santarém Highway BR-163 (“Hwy BR-163”) and adjacent to the existing power grid, thereby providing efficient and cost effective access to infrastructure for exploration programs and potential future mine development.

●	The Project comprises seven (7) concessions covering approximately 46,000 hectares, which contain considerable mineral exploration potential:

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Existing mineralization at the São Jorge deposit* occurs along a shear zone that has been drill tested over a strike length of approximately 1.4 km. The São Jorge deposit remains open along strike to the northwest and southeast.

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An expanded soil grid has recently revealed a large 12 km x 7 km geochemical footprint comprising elevated gold ± copper ± molybdenum surrounding the São Jorge deposit and open in all directions and which indicates potential for ongoing exploration to delineate new hardrock mineralization occurrences.

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Regional stream sediment sampling has identified several strong gold anomalies in drainage systems west of the São Jorge soil grid, indicating further potential to expand the surface geochemical footprint westwards within the Project.

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In addition to several large high tenor gold anomalies indicative of potential orogenic style mineralization, the Company has identified several copper ± gold ± molybdenum anomalies with geophysical features suggestive of potential copper-porphyry style mineralization.

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Geological interpretation is on-going to determine regional controls on mineralization in order to help generate and prioritize exploration targets. The Company is currently conducting follow-up surface exploration activities over high priority anomalies with a view to define and prioritize exploration targets for potential drill testing in 2024.

* Please see the technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective May 31, 2021 (the "São Jorge Report"), prepared by Porfirio Rodriguez, B.Sc. (Min. Eng), FAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of GE21 Consultoria Mineral Ltda. for details on the São Jorge deposit mineral resource estimate.

“São Jorge is well positioned in the Tapajos, located near the intersection of the Tocantinzinho - São Jorge Trend and Hwy BR-163. We’re excited by the potential of the geology in the Tapajos to yield new discoveries, and as such we have systematically expanded our geochemical and geophysical datasets on the Project. Our exploration activities in 2023 have highlighted a number of compelling new exploration targets within the Project which we plan to drill in 2024. São Jorge's ease of access, proximity to infrastructure and well maintained existing facilities are ideal for us to efficiently step up our exploration activities in 2024,” commented Tim Smith, Vice President of Exploration of GoldMining. “In addition to the gold exploration potential and ongoing development of significant gold projects in the Tapajos such as the Tocantinzinho mine, a new copper-gold porphyry story is developing in the district which further enhances the excitement of our team as we advance exploration efforts at São Jorge.”

Figure 1 – Tapajos Gold District and location of São Jorge

Tapajos Gold District

The Company’s 100% owned São Jorge Project sits at the center of the active and rapidly developing Tapajos Gold District. The region is estimated to have produced over 20 million ounces gold from artisanal mining of surface deposits, according to the Brazil National Mining Agency. The now paved Hwy BR-163 has reduced hurdles for more traditional bedrock mine development in the region, including Serabi Gold plc.’s (“Serabi”) producing high-grade underground Palito Mine and G Mining Ventures Corp.’s (“G Mining”) Tocantinzinho open pit mine development project (G Mining Ventures Corp.) which is reportedly >50% constructed as of August 31, 2023.

Hardrock gold mineralization defined to date within the Paleoproterozoic Amazon Craton comprise mainly structurally controlled hydrothermal deposits broadly regarded as being of orogenic type. However, growing evidence of copper-gold geochemical anomalies associated with magmatic intrusive centers has led explorers to target porphyry-style mineralization. Both G Mining and Serabi have discovered porphyry style mineralization on their exploration claims, comprising the ‘São Patricia Copper Anomaly’ and the ‘Matilda Copper Project’ respectively. Reprocessed geophysical data from São Jorge indicates the potential for porphyry intrusive centers on the Project, analogous to the recently reported Matilda porphyry discovery located approximately 50 km to the northwest.

Update on Activities

During 2023, the Company employed a systematic program to expand fundamental exploration datasets over São Jorge. Year to date, 4,424 soil samples and 611 rock samples have been collected across the Project, delineating numerous gold ± copper ± molybdenum anomalies. Soil samples were assayed at SGS-Geosol Laboratórios Ltda. with appropriate QA/QC protocols in place.

Over 35 discrete gold-in-soil anomalies, identified at a cutoff threshold above 10 ppb Au (approximately 5-10 times background gold value), collectively define a large geochemical footprint of approximately 12 km x 7 km surrounding the São Jorge deposit (Figure 2). Five high priority target areas comprised of large high tenor contiguous Au ± Cu ± Mo soil anomalies were selected for detailed follow-up sampling (50 m x 50 m grid) and auger drilling. The ‘William South’ anomaly, located 1 km north of São Jorge deposit, contains peak gold-in-soil values up to 2,163 ppb Au.

The potential for porphyry-style Au ± Cu ± Mo mineralization in the area is supported by coincident geophysical and geochemical anomalies. Geophysical modelling indicates a number of possible magmatic intrusive centers with high chargeability and high resistivity. The ‘Geraldo Mineiro‘ target contains peak copper-in-soil values up to 369 ppm Cu, and the ‘Eye’ geophysical target covers approximately 3 km x 2.5 km containing multiple Cu ± Mo geochemical anomalies.

Previously collected stream sediment samples outline anomalous gold values in ten (10) catchment basins west of the São Jorge area. These represent prospective new areas for continued systematic compilation of exploration datasets to further expand the hardrock geochemical footprint westwards.

The Company is currently conducting follow-up surface exploration activities over the high priority anomalies with a view to define and prioritize exploration targets for potential drill testing in 2024. The Company expects to announce additional details with respect to its exploration plans at São Jorge in the coming months.

São Jorge straddles the paved Hwy BR-163 which includes a powerline corridor tied into the district electrical grid. The Project operates from a permanent camp located adjacent to the existing São Jorge deposit and just 3 km from the highway. There are no known active garimpos on the São Jorge deposit.

Figure 2 – São Jorge showing extent of geochemical and stream sediment anomalies. Soil geochemical anomalies labelled on the map are: (1) William South (Au); (2) Geraldo Mineiro (Au + Cu); (3) Wellington South (Au + Cu); (4) Pedro Gaucho (Au); and (5) Eye Copper Anomaly (Cu ± Mo). In addition, the area labelled ‘A’ contains broad-spaced strong Au stream sediment anomalies indicative of potential to expand the soil geochemical footprint westward.

Figure 3 – Exploration teams at work on the São Jorge Project, 2023

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of and approved the scientific and technical information contained herein. Mr. Pereira managed the sampling programs and has verified the exploration information contained herein. Mr. Pereira is a qualified person defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.8 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 16.6 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the São Jorge Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans, potential work programs and the expected benefits thereof. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to commence and complete work as expected, the Company’s plans with respect to the São Jorge project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2022, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.